Pembina Pipeline Corporation Announces Pembina Gas Infrastructure’s Agreement to Acquire Midstream Assets From Veren Inc.
All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to certain financial measures that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"). For more information see "Non-GAAP and Other Financial Measures" herein.

CALGARY, ALBERTA, September 9, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that Pembina Gas Infrastructure Inc. ("PGI"), a Western Canadian focused gas processing entity jointly owned by Pembina and KKR, has entered into agreements with Veren Inc. and certain affiliates thereof ("Veren") that include the acquisition of Veren’s Gold Creek and Karr area oil batteries and support for future infrastructure development (the "Transaction"). The net purchase price related to the acquisition of the batteries is $400 million ($240 million, net to Pembina).
"We are thrilled to enhance and further align our strategic partnership with Veren, a top-tier growth focused Montney and Duvernay producer," said Chris Rousch, PGI’s President & Chief Executive Officer. "This transaction demonstrates how our collaborative approach to infrastructure solutions creates a compelling value proposition for our customers."
Transaction Details
•PGI will acquire four batteries in the Gold Creek and Karr areas, which include natural gas handling capacity of 320 million cubic feet per day and liquids handling capacity of 53,000 barrels per day. Natural gas from the batteries is processed at PGI’s Patterson Creek Gas Plant and both the batteries and the Patterson Creek Gas Plant are connected to Pembina’s Peace Pipeline system.
•Veren will retain operatorship of the acquired assets, with operating costs and maintenance capital flowing through to Veren. Veren will also assume operatorship of the existing PGI-owned batteries in the area.
•Additionally, PGI will fund up to $300 million, of which approximately one-third has already been committed, for Veren’s future battery and gathering infrastructure in the area (the "Veren Infrastructure"). Veren will construct and operate the batteries, and PGI will construct and operate high pressure gathering pipelines.
•Veren will enter into a 15 year take-or-pay agreement for capacity at the acquired batteries, which also includes an area-of-dedication to PGI for gathering and processing services for all volumes Veren produces out of the Gold Creek and Karr areas.
•Anticipated annual adjusted EBITDA associated with the acquisition of the batteries is initially expected to be approximately $50 million ($30 million, net to Pembina). Further capital deployment in support of commitments will generate incremental contracted EBITDA from corresponding fees and increased plant utilization.
Strategic Benefits
•Builds on Existing Infrastructure Partnership with a Strong Investment Grade Counterparty: Strengthens the existing partnership with Veren, a leading North American producer with 20 years of premium drilling inventory and prolific assets in the Montney and the Duvernay.
•Extended Contracts and Area of Dedication: The existing legacy agreements with PGI will be amalgamated under a simplified structure to include the newly purchased batteries, existing assets, and further Veren

Infrastructure development, all underpinned by 15 year take-or-pay and area-of-dedication agreements. This represents significant term extensions on the legacy agreements. Further, PGI has eliminated future non-revenue generating capital obligations associated with the legacy agreements and has reduced its exposure to operating expenses.
•Enhanced Alignment Between the Parties and Enhanced Patterson Creek Utilization: The Transaction allows Veren to operate upstream gathering and battery infrastructure, while PGI will continue to operate the Patterson Creek Plant. This alignment further supports increased drilling activity and corresponding volumes in Veren’s development plan, which will utilize existing unused capacity at PGI’s Patterson Creek Gas Plant.
•Integration with Pembina’s Value Chain: Liquids from the batteries and the Patterson Creek Gas Plant will continue to be transported on Pembina’s Peace Pipeline system and the natural gas liquids will be processed at Pembina’s Redwater Facility under previously established agreements.
Transaction Funding
The Transaction will initially be funded using PGI’s existing credit facility.
Closing
Closing is expected to occur in the fourth quarter of 2024 and is subject to the satisfaction or waiver of customary closing conditions, including all required regulatory approvals.

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For further information:

Pembina Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com

Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina’s, current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking pertaining to, without limitation, the following: (i) the terms and conditions of the Transaction, including with respect to PGI’s acquisition of working interests in certain assets, Veren's operatorship of the assets, entering into new agreements with Veren including related to areas of dedication, transportation, fractionation, and marketing services, and the funding of Veren Infrastructure; (ii) the strategic benefits of the Transaction; (iii) the funding of the Transaction; and (iv) the anticipated timing of closing of the Transaction.
The forward-looking statements are based on certain assumptions that Pembina have made in respect thereof as at the date of this news release regarding, among other things: prevailing commodity prices, margins and exchange rates; that Pembina’s financial results will be consistent with management expectations; the availability and sources of capital; estimated operating and development costs; utilization rates and future demand for services; the ability to reach required commercial agreements; and the ability to obtain required regulatory approvals and to comply with the conditions thereof.
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contract counterparties; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina or PGI to acquire or develop the necessary infrastructure in respect of the Transaction; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 22, 2024 for the year ended December 31, 2023, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures that are not specified, defined or determined in accordance with GAAP, and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses, including the business of its equity accounted investees and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed adjusted EBITDA, which is a non-GAAP financial measure that does not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue and earnings.